Phone:	(212) 885-5442
Fax:	(646) 366-3732
Email:	bshiffman@blankrome.com

July 6, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Israel Growth Partners Acquisition Corp.

Amendment No. 8 to Registration Statement on Form S-1

Filed June 26, 2006

File No. 333-128355

Dear Mr. Reynolds:

On behalf of Israel Growth Partners Acquisition Corp. (the “Company”), we respond as follows to the Staff’s oral comments received on June 28, 2006 relating to the above-captioned Registration Statement.

On June 28, 2006, the Staff contacted us with a comment regarding the Representative’s Unit Purchase Option (“UPO”). The UPO contains registration rights in favor of the holder, and Section 5.3 of the UPO provides for damages if the Company fails to use its best efforts to register the securities underlying the UPO: the units, common stock, warrants and common stock underlying the warrants (the “Registrable Securities”). If the UPO provides the holder with damages in the event that the Company does not use its best efforts to register the Registrable Securities, management believes that it would be required to book the UPO as a liability pursuant to EITF 00-19.

Section 5.3 of the UPO regarding damages provides for damages in favor of the holder of the UPO in the event that the Company fails to use its best efforts to have an effective registration statement covering the Registrable Securities. Section 5.3 has been deleted. A new Section 2.4 has been added that explicitly states that under no circumstances will the Company be required to net cash settle the exercise of the UPO or the warrants underlying the UPO.

The UPO, therefore, has been revised to state that that the UPO and the underlying warrants will expire worthless if a registration statement is not effective and no exemption from the registration requirements is available at the time of exercise.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Brad L. Shiffman

Brad L. Shiffman